April 7, 2025
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Nuveen Churchill Private Capital Income Fund – File No. 814-01494
Rule 17g-1(g) Fidelity Bond Filing
Dear Sir or Madam:
Enclosed for filing, on behalf of Nuveen Churchill Private Capital Income Fund (the “Fund”), pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, please find the following:
(i)a Certificate of the Secretary of the Fund containing the resolutions of the Board of Trustees approving the amount, type, form and coverage of the fidelity bond (the “Fidelity Bond”) and a statement as to the period for which premiums have been paid (attached as Exhibit A); and
(ii)a copy of the Fidelity Bond covering the Fund, which includes a statement as to the period for which premiums have been paid (attached as Exhibit B).

Very truly yours,

NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND

/s/ John D. McCally
John D. McCally
Vice President and Secretary
Enclosures

EXHIBIT A
CERTIFICATE OF THE SECRETARY

The undersigned, John D. McCally, Vice President and Secretary of Nuveen Churchill Private Capital Income Fund, a Maryland corporation (the “Fund”), hereby certifies that:
1.This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Fund’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.
2.The undersigned is the duly elected, qualified and acting Vice President and Secretary of the Fund, and has custody of the corporate records of the Fund and is a proper officer to make this certification.
3.Attached hereto as Annex A is a copy of the resolutions approved by the Fund’s board of trustees, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund, approving the amount, type, form and coverage of the Bond.
4.Premiums have been paid for the period March 31, 2025 to March 31, 2026.
IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 7th day of April, 2025.

/s/ John D. McCally
John D. McCally
Vice President and Secretary

Annex A - Excerpt from the Minutes of the Meeting of the Board of Trustees of Nuveen Churchill Private Capital Income Fund held on February 18, 2025
Approval of Annual Fidelity Bond Renewal
WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder require a business development company (a “BDC”), such as Nuveen Churchill Private Capital Income Fund (the “Fund”), to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Fund against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”);

WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Fund as the only insured, or (iii) a bond which names the Fund and one or more other parties as insureds, as permitted by Rule 17g-1 under the 1940 Act;

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund (the “Independent Trustees”), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Fund, and pursuant to factors contained in Rule 17g-1 under the 1940 Act, which are described in the accompanying memorandum previously provided to the Board of Trustees of the Fund (the “Board”);

WHEREAS, under Rule 17g-1 under the 1940 Act, the Fund is required to make certain filings with the Securities and Exchange Commission (the “SEC”) and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, the Board, including all of the Independent Trustees, has considered the expected aggregate value of the securities and funds of the Fund to which officers or employees of the Fund may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Fund, the accounting procedures and controls of the Fund, the nature and method of conducting the operations of the Fund and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board, including such Independent Trustees.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Fund to which officers or employees of the Fund may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Fund, the accounting procedures and controls of the Fund, the nature and method of conducting the operations of the Fund and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including all of the Independent Trustees, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and directors of the Fund and insuring the Fund against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Great American Insurance Company, having an aggregate coverage of $2,500,000, are fair and reasonable, and the Fidelity Bond be, and hereby is, approved by the Board;

FURTHER RESOLVED, by the Board, including all of the Independent Trustees, that the terms of the Fidelity Bond, including the amount of coverage, form and premium for such bond, be, and hereby are, approved; provided that such Fidelity Bond is issued in conformity with the foregoing resolution;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Fund, to provide and maintain the Fidelity Bond on behalf of the Fund;

FURTHER RESOLVED, that the Chief Compliance Officer of the Fund be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions.

EXHIBIT B

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S D M - 6 8 3 (Ed. 08/14) IMPORTANT NOTICE FIDELITY CRIME DIVISION CLAIMS Should this account have a potential claim situation, please contact: Fidelity & Crime Claims Department Great American Insurance Group Five Waterside Crossing Windsor, CT 06095 (860) 298-7330 (860) 688-8188 fax CrimeClaims@gaig.com R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

INVESTMENT COMPANY BOND GREAT AMERICAN INSURANCE COMPANY (A Stock Insurance Company, Herein Called the Underwriter) DECLARATIONS Bond No. FS E830454 03 Item 1. Name of Insured (herein called Insured): Nuveen Churchill Private Capital Income Fund Principal Address: 375 Park Avenue 9th Floor New York,NY 10152 Item 2. Bond Period: from 12:01 a.m. on 03/31/2025 to 03/31/2026 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates. Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof, Amount applicable to Limit of Liability Deductible Insuring Agreement (A)-Fidelity $ 2,500,000 $ 25,000 Insuring Agreement (B)-On Premises $ 2,500,000 $ 25,000 Insuring Agreement (C)-In Transit $ 2,500,000 $ 25,000 Insuring Agreement (D)-Forgery or Alteration $ 2,500,000 $ 25,000 Insuring Agreement (E)-Securities $ 2,500,000 $ 25,000 Insuring Agreement (F)-Counterfeit Currency $ 2,500,000 $ 25,000 Insuring Agreement (G)-Stop Payment $ 2,500,000 $ 25,000 Insuring Agreement (H)-Uncollectible Items of Deposit $ 2,500,000 $ 25,000 Insuring Agreement (I)-Audit Expense $ 2,500,000 $ 25,000 Insuring Agreement (J)-Telefacsimile Transmissions $ 2,500,000 $ 25,000 Insuring Agreement (K)-Unauthorized Signatures $ 2,500,000 $ 25,000 Optional Insuring Agreements and Coverages Insuring Agreement (L)-Computer Systems $ 2,500,000 $ 25,000 Insuring Agreement (M)-Automated Phone Systems $ Not Covered $ N/A Insuring Agreement (N)-Fraudulent Transfer Instructions $ Not Covered $ N/A If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom. FI 75 10 11 16 FI 75 10 11 16 (Page 1 of 2) R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows: Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto: See Form FI8801 Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s) FS E830454 02 such termination or cancellation to be effective as of the time this Bond becomes effective. FI 75 10 11 16 (Page 2 of 2) R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 1 o f 13) FI 75 11 (Ed. 08/15) INVESTMENT COMPANY BOND The Underwriter, in consideration o f an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms o f this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount o f insurance is applicable as set for th in Item 3 o f the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for: INSURING AGREEMENTS FIDELITY (A) Loss resulting f rom any dishonest or f raudu- lent act(s), including Larceny or Embezzlement committed by an Employee, committed any- where and whether committed alone or in collusion with others, including loss o f P rop - erty resulting f rom such acts o f an Employee, which Property is held by the Insured f o r any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Em- ployee with the manifest intent: (a) to cause the Insured to sustain such loss; and (b) to obtain financial benefit f o r the Em- ployee, or f o r any other person or o r - ganization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, prof i t sharing, pensions or other employee benefits earned in the normal course o f employment. ON PREMISES (B) Loss o f Property (occurring with or without negligence or violence) through robbery, bu r - glary, Larceny, theft, holdup, or other f raudu- lent means, misplacement, mysterious unex- plainable disappearance, damage thereto or destruction thereof, abstraction or removal f rom the possession, custody or control o f the Insured, and loss o f subscription, conver- sion, redemption or deposit privileges through the misplacement or loss o f Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any of f ices or premises located anywhere, except in an of f i ce listed in Item 4 o f the Declarations or amendment thereof or in the mail or with a carrier f o r hire other than an armored motor vehicle company, f o r the p u r - pose o f transportation. Off ices and Equipment (1) Loss o f or damage to furnishings, f i x - tures, stationary, supplies or equipment, within any o f the Insured's of f ices c o v - ered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up o f such off ice, or attempt thereat, or by vandalism or malicious mis - chief; or (2) loss through damage to any such of f i ce by Larceny or theft in, or by burglary, r o b - bery or hold-up o f such of f i ce or attempt thereat. IN TRANSIT (C) Loss o f Property (occurring with or without negligence or violence) through robbery, Lar- ceny, theft, hold-up, misplacement, myster i - ous unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss o f subscription, conversion, redemption or deposit privileges through the misplacement or loss o f Property, while the Property is in transit anywhere in the custody o f any person or persons acting as messenger, except while in the mail or with a carrier f o r hire, other than an armored motor vehicle company, f o r the purpose o f trans- portation, such transit to begin immediately upon receipt o f such Property by the trans- porting person or persons, and to end imme- diately upon delivery thereof at destination. R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 2 o f 13) FORGERY OR ALTERATION (D) Loss through FORGERY or ALTERATION of, on or in any bills o f exchange, checks, drafts, acceptances, certificates o f deposit, p romis- sory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters o f credit, w r i t - ten instructions, advices or applications d i - rected to the Insured, authorizing or acknowl- edging the transfer, payment, delivery or r e - ceipt o f funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer o f the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, o f any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications e i - ther bear the forged signature or Endorse- ment or have been altered without the know l - edge and consent o f such customer, shareholder or subscriber to shares, whether certificated or uncertificated, o f an Invest- ment Company, financial or banking institution or stockbroker, withdrawal orders or receipts f o r the withdrawal o f funds or Property, or receipts or certificates o f deposit f o r P rop - erty and bearing the name o f the Insured as issuer, or o f another Investment Company f o r which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not c o v - erage f o r Insuring Agreement (F) is provided f o r in the Declarations o f this Bond. Any check or draft (a) made payable to a fictitious payee and endorsed in the name o f such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent o f such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement. Mechanically reproduced facsimile signatures are treated the same as handwritten signa- tures. SECURITIES (E) Loss sustained by the Insured, including loss sustained by reason o f a violation o f the c o n - stitution, by-laws, rules or regulations o f any Self Regulatory Organization o f which the In- sured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations o f any Self Regulatory Organization i f the Insured had been a member thereof, (1) through the Insured's having, in good faith and in the course o f business, whether f o r its own account or f o r the account o f others, in any representative, fiduciary, agency or any other capacity, either g ra - tuitously or otherwise, purchased or o t h - erwise acquired, accepted or received, or sold or delivered, or given any value, e x - tended any credit or assumed any liability, on the faith of , or otherwise acted upon, any securities, documents or other written instruments which prove to have been (a) counterfeited, or (b) forged as to the signature o f any maker, drawer, issuer, endorser, as - signor, lessee, transfer agent or regis- trar, acceptor, surety or guarantor or as to the signature o f any person signing in any other capacity, or (c) raised or otherwise altered, or lost, or stolen, or (2) through the Insured's having, in good faith and in the course o f business, guaranteed in writing or witnessed any signatures whether f o r valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills o f sale, powers o f attorney, guarantees, Endorse- ments or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such s e - curities, documents or other written in - struments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof. Securities, documents or other written instru- ments shall be deemed to mean original (in- cluding original counterparts) negotiable or non-negotiable agreements which in and o f themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 3 o f 13) course o f business, transferable by delivery o f such agreements with any necessary En- dorsement or assignment. The word "counterfeited" as used in this In- suring Agreement shall be deemed to mean any security, document or other written in - strument which is intended to deceive and to be taken f o r an original. Mechanically reproduced facsimile signatures are treated the same as handwritten signa- tures. COUNTERFEIT CURRENCY (F) Loss through the receipt by the Insured, in good faith, o f any counterfeited money o r - ders or altered paper currencies or coin o f the United States o f America or Canada issued or purporting to have been issued by the United States o f America or Canada or issued pursuant to a United States o f America or Canadian statute f o r use as currency. STOP PAYMENT (G) Loss against any and all sums which the In- sured shall become obligated to pay by reason o f the Liability imposed upon the Insured by law f o r damages: For having either complied with or failed to comply with any written notice o f any cus - tomer, shareholder or subscriber o f the In- sured or any Authorized Representative o f such customer, shareholder or subscriber to stop payment o f any check or draft made or drawn by such customer, shareholder or sub- scriber or any Authorized Representative o f such customer, shareholder or subscriber, or For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber o f the Insured, or any Autho- rized Representative o f such customer, shareholder or Subscriber. UNCOLLECTIBLE ITEMS OF DEPOSIT (H) Loss resulting f rom payments o f dividends or fund shares, or withdrawals permitted f rom any customer's, shareholder's or subscriber's account based upon Uncollectible items o f Deposit o f a customer, shareholder or sub- scriber credited by the Insured or the In- sured's agent to such customer's, sharehol- der's or subscriber's Mutual Fund Account: or loss resulting f rom any item o f Deposit p r o - cessed through an Automated Clearing House which is reversed by the customer, sharehol- der or subscriber and deemed uncollectible by the Insured. Loss includes dividends and interest accrued not to exceed 15% o f the Uncollectible items which are deposited. This Insuring Agreement applies to all Mutual Funds with "exchange privileges" i f all Fund(s) in the exchange program are insured by a Great American Insurance Company o f Cin- cinnati, OH f o r Uncollectible Items o f Deposit. Regardless o f the number o f transactions b e - tween Fund(s) the minimum number o f days o f deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin f rom the date a deposit was f i rst c red - ited to any Insured Fund(s). AUDIT EXPENSE (I) Expense incurred by the Insured f o r that part o f the costs o f audits or examinations r e - quired by any governmental regulatory au- thority to be conducted either by such au- thority or by an independent accountant by reason o f the discovery o f loss sustained by the Insured through any dishonest or fradulent act(s), including Larceny or Embezzlement o f any o f the Employees. The total liability o f the Underwriter f o r such expense by reason o f such acts o f any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 o f the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement o f one or more o f the Employees and the liability under this paragraph shall be in addition to the Limit o f Liability stated in Insuring Agreement (A) in Item 3 o f the Declarations. TELEFACSIMILE TRANSMISSIONS (J) Loss resulting by reason o f the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmis- sion directed to the Insured, authorizing or R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 4 o f 13) acknowledging the transfer, payment, or d e - livery o f funds or property, the establishment o f a credit, debiting o f any account, or the giving o f value by the Insured, but only i f such telefacsimile instructions: (1) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key f o r Telefacsimile instruc- tions in the ordinary course o f business, but which test key has been wrongfully obtained by a person who was not au- thorized to initiate, make, validate or au- thenticate a test key arrangement; and (2) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are trans- mitted without the knowledge or consent o f such customer or financial institution by a person other than such customer or f i - nancial institution and which bear a forged signature. "Telefacsimile" means a system o f trans- mitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its c o m - munication room f o r the purposes o f r e - producing a copy o f said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House. UNAUTHORIZED SIGNATURES (K) Loss resulting directly f rom the Insured having accepted, paid or cashed any check or w i t h - drawal order, draft, made or drawn on a cus - tomer's account which bears the signature or Endorsement o f one other than a person whose name and signature is on the applica- tion on file with the Insured as a signatory on such account. It shall be a condition precedent to the In - sured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are au- thorized signatories on such account. GENERAL AGREEMENTS (A) ADDITIONAL OFFICES OR EMPLOYEES- CON- SOLIDATION OR MERGER-NOTICE (1) If the Insured shall, while this Bond is in force, establish any additional o f f i ce or off ices, such of f i ce or of f ices shall be automatically covered hereunder f rom the dates o f their establishment, respectively. No notice to the Underwriter o f an in - crease during any premium period in the number o f of f ices or in the number o f Employees at any o f the of f ices covered hereunder need be given and no additional premium need be paid f o r the remainder o f such premium period. (2) I f an Investment Company, named as In- sured herein, shall, while this Bond is in force, merge or consolidate with, or p u r - chase the assets o f another institution, coverage f o r such acquisition shall apply automatically f rom the date o f acquisition. The Insured shall noti fy the Underwriter o f such acquisition within 60 days o f said date, and an additional premium shall be computed only i f such acquisition involves additional of f ices or employees. WARRANTY (B) No statement made by or on behalf o f the Insured, whether contained in the application or otherwise, shall be deemed to be a w a r - ranty o f anything except that it is true to the best o f the knowledge and belief o f the p e r - son making the statement. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Cov - erages now or hereafter forming part o f this Bond) (C) The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in d e - fense, whether or not successful, whether or not fully litigated on the merits and whether or not settled o f any suit or legal proceeding brought against the Insured to enforce the lnsured's liability or alleged liability on account R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 5 o f 13) o f any loss, claim or damage which, i f estab- lished against the Insured, would constitute a loss sustained by the Insured covered under the terms o f this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that (1) an Employee admits to being guilty o f any dishonest or fraudulent act(s), including Larceny or Embezzlement; or (2) an Employee is adjudicated to be guilty o f any dishonest or fraudulent act(s), including Larceny or Embezzlement; (3) in the absence o f (1) or (2) above an a r - bitration panel agrees, after a review o f an agreed statement o f facts, that an Em- ployee would be found guilty o f d is - honesty i f such Employee were prosecut- ed. The Insured shall promptly give notice to the Underwriter o f any such suit or legal p r o - ceeding and at the request o f the Underwriter shall furnish it with copies o f all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Under- wri ter to conduct the defense o f such suit or legal proceeding, in the Insured's name, through attorneys o f the Underwriter's selec- tion. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense o f such suit or legal p r o - ceeding. I f the Insured's liability or alleged liability is greater than the amount recoverable under this Bond, or i f a Deductible Amount is ap - plicable, the liability o f the Underwriter under this General Agreement is limited to that p e r - centage o f litigation expense determined by pro ration o f the Bond limit o f liability to the amount claimed, after the application o f any deductible. This litigation expense will be in addition to the Limit o f Liability f o r the ap - plicable Insuring Agreement. FORMER EMPLOYEE (D) Acts o f Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee o f the Insured be discovered subsequent to the termination o f employment, coverage would still apply under Insuring Agreement (A) i f the direct proximate cause o f the loss occurred while the former Employee performed duties within the scope o f his/her employment. THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS: SECTION 1. DEFINITIONS The fol lowing terms, as used in this Bond, shall have the respective meanings stated in this Sec - tion: (a) Employee means: (1) any o f the Insured's off icers, partners, or employees, and (2) any o f the of f icers or employees o f any predecessor o f the Insured whose pr inci - pal assets are acquired by the Insured by consolidation or merger with, or purchase o f assets o f capital stock o f such p r e - decessor, and (3) attorneys retained by the Insured to p e r - fo rm legal services f o r the Insured and the employees o f such attorneys while such attorneys or the employees o f such at to r - neys are performing such services f o r the Insured, and (4) guest students pursuing their studies or duties in any o f the Insured's off ices, and (5) directors or trustees o f the Insured, the investment advisor, underwriter (distribu- tor), transfer agent, or shareholder a c - counting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope o f the usual duties o f an of f icer or employee or while acting as a member o f any committee duly elected or R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 6 o f 13) appointed to examine or audit or have custody o f or access to the Property o f the Insured, and (6) any individual or individuals assigned to perform the usual duties o f an employee within the premises o f the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-t ime basis, and (7) each natural person, partnership or c o r - poration authorized by written agreement with the Insured to perform services as electronic data processor o f checks or other accounting records o f the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities f o r the Insured, unless in - cluded under Sub-section (9) hereof, and (8) those persons so designated in section 15, Central Handling o f Securities, and (9) any off icer, partner or Employee o f (a) an investment advisor, (b) an underwriter (distributor), (c) a transfer agent or shareholder a c - counting record-keeper, or (d) an administrator authorized by written agreement to keep financial and/or other required records, f o r an Invest- ment Company, named as Insured while performing acts coming within the scope o f the usual duties o f an of f icer or Employee o f any Investment Com- pany named as Insured herein, or while acting as a member o f any committee duly elected or appointed to examine or audit or have custody o f or access to the Property o f any such Invest- ment Company provided that only Em- ployees or partners o f a transfer agent, shareholder accounting record - keeper or administrator which is an affiliated person as defined in the In- vestment Company Act o f 1940, o f an Investment Company named as Insured, or is an affiliated person o f the ad- viser, underwriter or administrator o f such Investment Company, and which is not a bank, shall be included within the definition o f Employee. Each employer o f temporary person- nel or processors as set for th in Sub- Sections (6) and (7) o f Section 1 (a) and their partners, of f icers and e m - ployees shall collectively be deemed to be one person f o r all the purposes o f this Bond, excepting, however, the last paragraph o f Section 13. Brokers, or other agents under contract or repre - sentatives o f the same general char- acter shall not be considered Employ- ees. (b) Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bu l - lion, precious metals o f all kinds and in any fo rm and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences o f debts, debentures, scrip, ce r t i f - icates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills o f exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills o f lading, conditional sales contracts, abstracts o f title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments o f such Policies, mortgages and instruments, and other valuable papers, includ- ing books o f account and other records used by the Insured in the conduct o f its business, and all other instruments similar to or in the nature o f the foregoing including Electronic Representations o f such Instruments enumer- ated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason o f a p r e - decessor's declared financial condition at the time o f the Insured's consolidation or merge with, or purchase o f the principal assets of , such predecessor or which are held by the Insured f o r any purpose or in any capacity and whether so held by the Insured f o r any p u r - pose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. (c) Forgery means the signing o f the name o f another with the intent to deceive; it does not include the signing o f one's own name with or without authority, in any capacity, or f o r any purpose. R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 7 o f 13) (d) Larceny and Embezzlement as it applies to any named Insured means those acts as set for th in Section 37 o f the Investment Company Act o f 1940. (e) Items o f Deposit means any one or more checks and drafts. SECTION 2. EXCLUSIONS THIS BOND DOES NOT COVER: (a) loss effected directly or indirectly by means o f forgery or alteration of , on or in any in - strument, except when covered by Insuring Agreement (A), (D), (E) or (F). (b) loss due to riot or civil commotion outside the United States o f America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge o f such riot, civil commotion, military, naval or usurped power, war or insurrection on the part o f any person acting f o r the Insured in initiating such transit. (c) loss, in time o f peace or war, directly or indirectly caused by or resulting f rom the e f - fects o f nuclear fission or fusion or radioac- tivity; provided, however, that this paragraph shall not apply to loss resulting f rom industrial uses o f nuclear energy. (d) loss resulting f rom any wrongful act or acts o f any person who is a member o f the Board o f Directors o f the Insured or a member o f any equivalent body by whatsoever name known unless such person is also an Em- ployee or an elected official, partial owner or partner o f the Insured in some other capacity, nor, in any event, loss resulting f rom the act or acts o f any person while acting in the capacity o f a member o f such Board or equivalent body. (e) loss resulting f rom the complete or partial nonpayment of , or default upon, any loan or transaction in the nature of , or amounting to, a loan made by or obtained f rom the Insured or any o f its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agree- ment (A), (E) or (F). (f) loss resulting f rom any violation by the In- sured or by any Employee (1) o f law regulating (a) the issuance, purchase or sale o f securities, (b) securities trans- actions upon Security Exchanges or over the counter market, (c) Investment Com- panies, or (d) Investment Advisors, or (2) o f any rule or regulation made pursuant to any such law. unless such loss, in the absence o f such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E). (g) loss o f Property or loss o f privileges through the misplacement or loss o f Property as set for th in Insuring Agreement (C) or (D) while the Property is in the custody o f any armored motor vehicle company, unless such loss shall be in excess o f the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said a r - mored motor vehicle company f o r the benefit o f users o f its service, and (c) all other insur- ance and indemnity in force in whatsoever fo rm carried by or f o r the benefit o f users o f said armored motor vehicle company's s e r - vice, and then this Bond shall cover only such excess. (h) potential income, including but not limited to interest and dividends, not realized by the In- sured because o f a loss covered under this Bond, except as included under Insuring Agreement (I). (i) all damages o f any type f o r which the Insured is legally liable, except direct compensatory damages arising f rom a loss covered under this Bond. (j) loss through the surrender o f Property away f rom an of f ice o f the Insured as a result o f a threat (1) to do bodily harm to any person, except loss o f Property in transit in the custody o f any person acting as messenger p r o - R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 8 o f 13) vided that when such transit was initiated there was no knowledge by the Insured o f any such threat, or (2) to do damage to the premises or Property o f the Insured, except when covered un- der Insuring Agreement (A). (k) all costs, fees and other expenses incurred by the Insured in establishing the existence o f or amount o f loss covered under this Bond un- less such indemnity is provided f o r under In- suring Agreement (I). (l) loss resulting f rom payments made or w i t h - drawals f rom the account o f a customer o f the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or repre - sentative o f such person, who is within the premises o f the drawee bank o f the Insured or within the of f i ce o f the Insured at the time o f such payment or withdrawal or unless such payment is covered under Insuring Agreement (A). (m) any loss resulting f rom Uncollectible Items o f Deposit which are drawn f rom a financial i n - stitution outside the f i f t y states o f the United States o f America, District o f Columbia, and territories and possessions o f the United States o f America, and Canada. SECTION 3. ASSIGNMENT OF RIGHTS This Bond does not a f ford coverage in favor o f any Employers o f temporary personnel or o f processors as set for th in sub-sections (6) and (7) o f Section 1(a) o f this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account o f any loss through dishonest or fraudulent act(s) including Larceny or Embezzle- ment committed by any o f the partners, of f icers or employees o f such Employers, whether acting alone or in collusion with others, an assignment o f such o f the Insured's rights and causes o f action as it may have against such Employers by reason o f such acts so committed shall, to the extent o f such payment, be given by the Insured to the Underwriter, and the Insured shall execute all pa - pers necessary to secure to the Underwriter the rights herein provided for. SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS This Bond is f o r the use and benefit only o f the Insured named in the Declarations and the Under- wri ter shall not be liable hereunder f o r loss sus- tained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's p roo f o f loss. At the earliest practicable moment after d is - covery o f any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative p roo f o f loss with full particulars. I f claim is made under this Bond f o r loss o f securities or shares, the Underwriter shall not be liable unless each o f such securities or shares is identified in such proo f o f loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proo f o f loss within which to investigate the claim, and this shall apply n o t - withstanding the loss is made up wholly or in part o f securities o f which duplicates may be obtained. Legal proceedings f o r recovery o f any loss here- under shall not be brought prior to the expiration o f sixty days after such proo f o f loss is filed with the Underwriter nor after the expiration o f twenty - four months f rom the discovery o f such loss, except that any action or proceeding to recover hereunder on account o f any judgment against the Insured in any suit mentioned in Gen- eral Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within t w e n - t y - f o u r months f rom the date upon which the judgment in such suit shall become final. I f any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period o f limitation p e r - mitted by such law. Discovery occurs when the Insured (a) becomes aware o f facts, or (b) receives written notice o f an actual or poten- tial claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to as- sume that a loss covered by the Bond has been or will be incurred even though the exact amount or details o f loss may not be then known. R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 9 o f 13) SECTION 5. VALUATION OF PROPERTY The value o f any Property, except books o f a c - counts or other records used by the Insured in the conduct o f its business, f o r the loss o f which a claim shall be made hereunder, shall be deter - mined by the average market value o f such Prop - erty on the business day next preceding the d is - covery o f such loss; provided, however, that the value o f any Property replaced by the Insured prior to the payment o f claim therefor shall be the actual market value at the time o f replace- ment; and further provided that in case o f a loss or misplacement o f interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise o f subscription, c o n - version, redemption or deposit privileges, the value thereof shall be the market value o f such privileges immediately preceding the expiration thereof i f said loss or misplacement is not d is - covered until after their expiration. I f no market price is quoted f o r such Property or f o r such privileges, the value shall be f ixed by agreement between the parties or by arbitration. In case o f any loss or damage to Property c o n - sisting o f books o f accounts or other records used by the Insured in the conduct o f its business, the Underwriter shall be liable under this Bond only i f such books or records are actually rep ro - duced and then f o r not more than the cost o f blank books, blank pages or other materials plus the cost o f labor f o r the actual transcription or copying o f data which shall have been furnished by the Insured in order to reproduce such books and other records. SECTION 6. VALUATION OF PREMISES AND FURNISHINGS In case o f damage to any of f i ce o f the Insured, or loss o f or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable f o r more than the actual cash value thereof, or f o r more than the actual cost o f their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. I f the Underwriter and the Insured can- not agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration. SECTION 7. LOST SECURITIES If the Insured shall sustain a loss o f securities the total value o f which is in excess o f the limit stated in Item 3 o f the Declarations o f this Bond, the liability o f the Underwriter shall be limited to payment for , or duplication of , securities having value equal to the limit stated in Item 3 o f the Declarations o f this Bond. If the Underwriter shall make payment to the In- sured f o r any loss o f securities, the Insured shall thereupon assign to the Underwriter all o f the Insured's rights, title and interests in and to said securities. With respect to securities the value o f which do not exceed the Deductible Amount (at the time o f the discovery o f the loss) and f o r which the Underwriter may at its sole discretion and option and at the request o f the Insured issue a Lost Instrument Bond or Bonds to ef fec t replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Under- wri ter against all loss or expense that the Under- wri ter may sustain because o f the issuance o f such Lost Instrument Bond or Bonds. With respect to securities the value o f which exceeds the Deductible Amount (at the time o f discovery o f the loss) and f o r which the Under- wri ter may issue or arrange f o r the issuance o f a Lost Instrument Bond or Bonds to ef fec t replace- ment thereof, the Insured agrees that it will pay as premium therefor a proport ion o f the usual p r e - mium charged therefor, said proport ion being equal to the percentage that the Deductible Amount bears to the value o f the securities upon discovery o f the loss, and that it will indemnify the issuer o f said Lost Instrument Bond or Bonds against all loss and expense that is not recover - able f rom the Underwriter under the terms and conditions o f this INVESTMENT COMPANY BOND subject to the Limit o f Liability hereunder. SECTION 8. SALVAGE In case o f recovery, whether made by the Insured or by the Underwriter, on account o f any loss in excess o f the Limit o f Liability hereunder plus the Deductible Amount applicable to such loss f rom any source other than suretyship, insurance, r e - insurance, security or indemnity taken by or f o r the benefit o f the Underwriter, the net amount o f such recovery, less the actual costs and expenses o f making same, shall be applied to reimburse the R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 10 o f 13) Insured in full f o r the excess portion o f such loss, and the remainder, i f any, shall be paid f i rst in reimbursement o f the Underwriter and there- after in reimbursement o f the Insured f o r that part o f such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided f o r herein. SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY At all times prior to termination hereof this Bond shall continue in force f o r the limit stated in the applicable sections o f Item 3 o f the Declarations o f this Bond notwithstanding any previous loss f o r which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless o f the number o f years this Bond shall continue in force and the number o f premiums which shall be payable or paid, the liability o f the Underwriter under this Bond with respect to all loss resulting fo rm (a) any one act o f burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or (b) any one unintentional or negligent act on the part o f any one person resulting in damage to or destruction or misplacement o f Property, shall be deemed to be one loss, or (c) all wrongful acts, other than those specified in (a) above, o f any one person shall be deemed to be one loss, or (d) all wrongful acts, other than those specified in (a) above, o f one or more persons (which dishonest act(s) or act(s) o f Larceny or Em- bezzlement include, but are not limited to, the failure o f an Employee to report such acts o f others) whose dishonest act or acts intention- ally or unintentionally, knowingly or unknowin- gly, directly or indirectly, aid or aids in any way, or permits the continuation of , the d is - honest act or acts o f any other person or persons shall be deemed to be one loss with the act or acts o f the persons aided, or (e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit o f Liability stated in Item 3 o f the Declarations o f this Bond irrespective o f the total amount o f such loss or losses and shall not be cumulative in amounts f rom year to year or f rom period to period. Sub-section (c) is not applicable to any situation to which the language o f sub-section (d) applies. SECTION 10. LIMIT OF LIABILITY With respect to any loss set for th in the PRO- VIDED clause o f Section 9 o f this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest o f the Insured and terminated or can- celled or allowed to expire and in which the p e - riod f o r discovery has not expired at the time any such loss thereunder is discovered, the total l i - ability o f the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, f o r any such loss i f the latter amount be the larger. SECTION 11. OTHER INSURANCE If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only f o r such amount o f such loss which is in excess o f the amount o f such other insurance or suretyship, not exceeding, however, the Limit o f Liability o f this Bond ap - plicable to such loss. SECTION 12. DEDUCTIBLE The Underwriter shall not be liable under any o f the Insuring Agreements o f this Bond on account o f loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) o f Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liabil- ity, unless the amount o f such loss, after deduct- ing the net amount o f all reimbursement and/or recovery obtained or made by the insured, other than f rom any Bond or Policy o f insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter o f such loss, shall exceed the Deductible Amount set for th in Item 3 o f the Declarations hereof (herein called Deduct- R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 11 o f 13) ible Amount) and then f o r such excess only, but in no event f o r more than the applicable Limit o f Liability stated in Item 3 o f the Declarations. The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set for th in Section 7. There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any In- vestment Company named as Insured herein. SECTION 13. TERMINATION The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt o f such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Wash- ington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the In- sured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effect ive date o f the t e r - mination. The Underwriter shall noti fy all other Investment Companies named as Insured o f the receipt o f such termination notice and the t e r - mination cannot be effect ive prior to 90 days after receipt o f written notice by all other Invest- ment Companies. Premiums are earned until the termination date as set for th herein. This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over o f such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing o f a petition under any State or Federal statute relative to bankruptcy or reorganization o f the Insured, or assignment f o r the benefit o f creditors o f the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition o f all o f its assets. This Bond will terminate as to any registered management investment company upon the e x - piration o f 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. The Underwriter shall refund the unearned p r e - mium computed as short rates in accordance with the standard short rate cancellation tables i f t e r - minated by the Insured or pro rata i f terminated f o r any other reason. This Bond shall terminate (a) as to any Employee as soon as any partner, o f f i cer or supervisory Employee o f the In- sured, who is not in collusion with such Em- ployee, shall learn o f any dishonest or f raudu- lent act(s), including Larceny or Embezzlement on the part o f such Employee without p re ju - dice to the loss o f any Property then in transit in the custody o f such Employee and upon the expiration o f ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or (b) as to any Employee 90 days after receipt by each Insured and by the Securities and E x - change Commission o f a written notice f rom the Underwriter o f its desire to terminate this Bond as to such Employee, or (c) as to any person, who is a partner, o f f i cer or employee o f any Electronic Data Processor covered under this Bond, f rom and after the time that the Insured or any partner or o f f i cer thereof not in collusion with such person shall have knowledge o f information that such p e r - son has committed any dishonest or f raudu- lent act(s), including Larceny or Embezzlement in the service o f the Insured or otherwise, whether such act be committed before or after the time this Bond is effective. SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION At any time prior to the termination or cancella- tion o f this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period o f 12 months within which to discover loss sustained by the Insured prior to the effect ive date o f such termination or cancellation and shall pay an additional premium therefor. Upon receipt o f such notice f rom the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period o f time shall terminate immediately; R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 12 o f 13) (a) on the effect ive date o f any other insurance obtained by the Insured, its successor in busi- ness or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage f o r loss sustained prior to its e f - fective date, or (b) upon takeover o f the Insured's business by any State or Federal off icial or agency, or by any receiver or liquidator, acting or appointed f o r this purpose without the necessity o f the Underwriter giving notice o f such termination. In the event that such additional period o f time is terminated, as provided above, the Under- wri ter shall refund any unearned premium. The right to purchase such additional period f o r the discovery o f loss may not be exercised by any State or Federal off icial or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business f o r the operation or f o r the liquidation thereof or f o r any other p u r - pose. SECTION 15. CENTRAL HANDLING OF SECURITIES Securities included in the systems f o r the central handling o f securities established and maintained by Depository Trust Company, Midwest Deposi- tory Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent o f the Insured's interest therein as e f f e c - tive by the making o f appropriate entries on the books and records o f such Corporations shall be deemed to be Property. The words "Employee" and "Employees" shall be deemed to include the off icers, partners, clerks and other employees o f the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and o f the above named Corporations, and o f any nominee in whose name is registered any security included within the systems f o r the central handling o f securities established and maintained by such Corporations, and any e m - ployee o f any recognized service company, while such off icers, partners, clerks and other employ- ees and employees o f service companies p e r - fo rm services f o r such Corporations in the o p - eration o f such systems. For the purpose o f the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis. The Underwriter shall not be liable on account o f any loss(es) in connection with the central handling o f securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess o f the amount(s) recov - erable or recovered under any Bond or Policy i f insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only f o r the Insured's share o f such excess loss(es), but in no event f o r more than the Limit o f Liability applicable hereunder. For the purpose o f determining the Insured's share o f excess loss(es) it shall be deemed that the Insured has an interest in any certificate r e - presenting any security included within such sys - tems equivalent to the interest the Insured then has in all certificates representing the same secu- rity included within such systems and that such Corporation shall use their best judgment in ap - portioning the amount(s) recoverable or recov - ered under any Bond or Policy o f insurance in - demnifying such Corporations against such loss(es) in connection with the central handling o f securities within such systems among all those having an interest as recorded by appropriate en - tries in the books and records o f such Corpora- tions in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the r a - tio that the value o f each such interest bears to the total value o f all such interests and that the Insured's share o f such excess loss(es) shall be the amount o f the Insured's interest in such Prop - erty in excess o f the amount(s) so apportioned to the Insured by such Corporations. This Bond does not a f ford coverage in favor o f such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems f o r the central handling o f securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account o f any loss(es) within the systems, an assignment o f such o f the In- sured's rights and causes o f action as it may have against such Corporations or Exchanges shall to the extent o f such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided f o r herein. R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 75 11 (Ed. 08/15) (Page 13 o f 13) SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED If more than one corporation, co-partnership or person or any combination o f them be included as the Insured herein: (a) the total liability o f the Underwriter hereunder f o r loss or losses sustained by any one or more or all o f them shall not exceed the limit f o r which the Underwriter would be liable hereunder i f all such loss were sustained by any one o f them. (b) the one f i rst named herein shall be deemed authorized to make, adjust and receive and enforce payment o f all claims hereunder and shall be deemed to be the agent o f the others f o r such purposes and f o r the giving or r e - ceiving o f any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named In- vestment Company with a copy o f the Bond and with any amendment thereto, together with a copy o f each formal filing o f the se t - tlement o f each such claim prior to the e x - ecution o f such settlement, (c) the Underwriter shall not be responsible f o r the proper application o f any payment made hereunder to said f i rst named Insured, (d) knowledge possessed or discovery made by any partner, o f f i cer or supervisory Employee o f any Insured shall f o r the purpose o f Sec - tion 4 and Section 13 o f this Bond constitute knowledge or discovery by all the Insured, and (e) i f the f i rst named Insured ceases f o r any rea- son to be covered under this Bond, then the Insured next named shall thereafter be c o n - sidered as the f i rst named Insured f o r the purposes o f this Bond. SECTION 17. NOTICE AND CHANGE OF CONTROL Upon the Insured's obtaining knowledge o f a transfer o f its outstanding voting securities which results in a change in control (as set for th in Section 2(a) (9) o f the Investment Company Act o f 1940) o f the Insured, the Insured shall within th i r - ty (30) days o f such knowledge give written n o - tice to the Underwriter setting forth: (a) the names o f the transferors and transferees (or the names o f the beneficial owners i f the voting securities are requested in another name), and (b) the total number o f voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and (c) the total number o f outstanding voting secur i- ties. As used in this section, control means the power to exercise a controlling influence over the man- agement or Policies o f the Insured. Failure to give the required notice shall result in termination o f coverage o f this Bond, effect ive upon the date o f stock transfer f o r any loss in which any transferee is concerned or implicated. Such notice is not required to be given in the case o f an Insured which is an Investment Com- pany. SECTION 18. CHANGE OR MODIFICATION This Bond or any instrument amending or e f f e c - ting same may not be changed or modified orally. No changes in or modification thereof shall be effect ive unless made by written Endorsement issued to fo rm a part hereof over the signature o f the Underwriter's Authorized Representative. When a Bond covers only one Investment Com- pany no change or modification which would ad- versely af fect the rights o f the Investment Com- pany shall be effect ive prior to 60 days after written notification has been furnished to the S e - curities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. I f more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effect ive date o f any change or modification which would adversely af fect the rights o f such Investment Company. R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FORMS AND RIDERS SCHEDULE It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond: Form No. / Edition Date Added * or Date Deleted Form Description Rider No. (if applicable) FI7510 11-16 Investment Company Bond Dec Page FI7511 08-15 Investment Company Bond Insuring Agreements FI7344 08-15 General Rider - EXCLUDE ALL NON-FUNGIBLE TOKENS 1 FI7504 08-15 Newly Created Investment Companies 2 FI7506 08-15 Insuring Agreement (L) Computer Systems 3 FI7508 08-15 Newly Established Funds 4 FI7340 08-15 Economic And Trade Sanctions Clause FI7341 04-17 In-Witness Clause IL7429 10-21 New York - Global Sanction Endorsement * If not at inception FI 88 01 10 11 FI 88 01 10 11 (Page 1 of 1) R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

RIDER NO. 1 EXCLUDE ALL NON-FUNGIBLE TOKENS To be attached to and form part of Investment Company Bond Bond No. FS E830454 03 In favor of Nuveen Churchill Private Capital Income Fund EXCLUDE ALL NON-FUNGIBLE TOKENS This Rider amends Section 2. Exclusions to include the following: 1. It is agreed that this Policy does not afford coverage under any of the Insuring Agreements for any loss, damage, claim, occurrence, or suit arising out of, in whole or in part, or in any way related to, any Non-Fungible Token. All coverage for Non-Fungible Tokens is excluded from all Insuring Agreements. 2. Section 1. Definitions is amended to include: Non-Fungible Token, also known as ?NFT,? means any unique digital identifier connected to any digital ledger technology which may be used to certify authenticity or ownership of anything, including but not limited to any digital, tangible, or intangible item, but cannot be substituted or exchanged for any similar item. However, the definition of Non-Fungible Token does not mean or include Cryptocurrency. The title and any headings in this endorsement are solely for your convenience and form no part of the terms and conditions of coverage. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein. This Rider shall become effective as of 12:01 a.m. on 03/31/2025 standard time. FI 73 44 08 15 FI 73 44 08 15 (Page 1 of 1) R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

RIDER NO. 2 NEWLY CREATED INVESTMENT COMPANIES To be attached to and form part of INVESTMENT COMPANY BOND, Bond No. FS E830454 03 In favor of Nuveen Churchill Private Capital Income Fund It is agreed that: 1. Item 1. Named of Insured on the Declarations Page shall include any existing Investment Company or portfolios which are not listed under the Joint Insured Rider of the attached bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter, following the end of the Bond Period, a list of all newly created portfolios and copies of any prospectuses and statements of additional information relating to such newly created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted. Following the end of the Bond Period, any newly created Investment Company or portfolio created during the Bond Period, will continue to be an Insured only if the Underwriter is notified as set forth in the above paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or portfolio to the bond by a Rider of this bond. 2. It is further agreed that the following definition is added to Conditions and Limitations - Section 1. Definitions: (g) Newly created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared. 3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 4. This Rider shall become effective as of 12:01 a.m. on 03/31/2025 standard time. FI 75 04 08 15 FI 75 04 08 15 (Page 1 of 1) R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

RIDER NO. 3 INSURING AGREEMENT (L) COMPUTER SYSTEMS To be attached to and form part of INVESTMENT COMPANY BOND, Bond No. FS E830454 03 In favor of Nuveen Churchill Private Capital Income Fund It is agreed that: 1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows: INSURING AGREEMENT (L) - COMPUTER SYSTEMS Loss resulting directly from a fraudulent (1) entry of data into, or (2) change of data elements or programs within a Computer System; provided that fraudulent entry or change causes (a) Property to be transferred paid or delivered, (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or (c) an unauthorized account or a fictitious account to be debited or credited; (3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to: (a) cause the Insured or its agent(s) to sustain a loss, and (b) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit, (c) and further provided such voice instructions or advices: (i) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and (ii) were electronically recorded by the Insured or its agent(s). (4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the FI 75 06 08 15 FI 75 06 08 15 (Page 1 of 3) R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured. SCHEDULE OF SYSTEMS Any System Utilized by the Insured 2. As used in this Rider, Computer System means: (a) computers with related peripheral components, including storage components, wherever located, (b) systems and applications software, (c) terminal devices, (d) related communication networks or customer communication systems, and (e) related Electronic Funds Transfer Systems, by which data are electronically collected, transmitted, processed, stored, and retrieved. 3. In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement: (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System. 4. The following portions of the attached bond are not applicable to this Rider: (a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period." (b) Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability (c) Conditions and Limitations - Section 10. Limit of Liability 5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force. 6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss. 7. The Limit of Liability for the coverage provided by this Rider shall be $ 1,250,000. 8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 10,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above. 9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage. FI 75 06 08 15 (Page 2 of 3) R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety: (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider. The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured. 11. Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings is amended by adding the following sentence: Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices. 12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy. 13. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 14. This Rider shall become effective as of 12:01 a.m. on 03/31/2025 standard time. FI 75 06 08 15 (Page 3 of 3) R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

RIDER NO. 4 NEWLY ESTABLISHED FUNDS To be attached to and form part of INVESTMENT COMPANY BOND, Bond No. FS E830454 03 In favor of Nuveen Churchill Private Capital Income Fund It is agreed that: 1. If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of another institution, such funds shall automatically be covered, hereunder from the date of such establishment without the payment of additional premium for the remainder of the Bond Period. 2. Notice of any newly established funds during the Bond Period are to be made to the Underwriter at the earliest practicable moment and prior to the expiration date of the attached bond. 3. If the Insured shall, while this bond is in force, require an increase in the Limit of Liability of Insuring Agreement (A) Fidelity in order to comply with the Securities and Exchange Commission Rule 17g-1 of the Investment Company Act of 1940 (17 Code of Federal Regulations § 270.17g-1) due to an increase in asset size of the currently named funds or via the addition of newly established funds by the Insured under the bond, such increase in the Limit of Liability for Insuring Agreement (A) Fidelity (as required) shall automatically be increased up to the minimum required and mandated by S.E.C. Rule 17g-1, but shall not exceed an each and every loss Limit of Liability of $ 1,000,000 hereunder from the date of such increase without the payment of additional premium for the remainder of the Bond Period. 4. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 5. This Rider shall become effective as of 12:01 a.m. on 03/31/2025 standard time. FI 75 08 08 15 FI 75 08 08 15 (Page 1 of 1) R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

FI 73 40 (Ed. 08/15) FI 73 40 (Ed. 08/15) THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY. ECONOMIC AND TRADE SANCTIONS CLAUSE This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us f rom providing insurance. R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

In Witness Clause In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative. PRESIDENT SECRETARY Copyright Great American Insurance Co., 2009 FI 73 41 04 17 FI 73 41 04 17 (Page 1 of 1) R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466

IL 74 29 (Ed. 10/21) THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY. IL 74 29 (Ed. 10/21) NEW YORK GLOBAL SANCTION ENDORSEMENT Notwithstanding any other provision of this Policy, this insurance cannot provide coverage and the Insurer shall not be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such coverage or benefit, or the payment of such claim, would violate, conflict with, or expose the Insurer to any sanction, prohibition or restriction under United Nations resolutions or any applicable economic or financial sanctions law or regulations including, but not limited to, of the United States of America, European Union, United Kingdom, or Canada. R * B0 * 03/21/2025 * FS E830454 03 Great American Insurance Company 015466